CapitaLand

CapitaLand Limited
168 Robinson Road #30-01 Capital Tower
Singapore 068912
Tel: 65 6823 3200 Fax: 65 6820 2202
Website: www.capitaland.com
(Regn. No.: 198900036N)

04054027

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9 December 2004

Via Courier

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W., Room 3099
Office of International Corporate Finance
Mail Stop 3-2
Washington, D.C. 20549

Attn: Mr Elliot Staffin

SEC MAIL PROCESSING RECEIVED DEC 27 2004 WASH. D.C. 202 SECTION

SUPPL

Dear Sirs

CAPITALAND LIMITED
- AMERICAN DEPOSITORY RECEIPTS PROGRAM
(EXEMPTION NUMBER: 82-4507)

1 In compliance with the reporting exemption granted under Rule 12g3-2(b), we enclose copies of the announcements and press releases issued by CapitaLand Limited from 1 November 2004 till 30 November 2004, for your information and file record please.

2 Please do not hesitate to contact the undersigned @ Tel: 68233512 or Zuriana @ Tel: 68233516 if you need further assistance.

Yours faithfully

Ng Chooi Peng
Secretariat Manager

dlw 1/4

PROCESSED
JAN 04 2005
THOMSON FINANCIAL

Encs.

s/sec/adr/2004/adrltr-november.doc

List of Information Made Public, Filed with the Singapore Exchange Securities Trading Limited (SESTL) or Distributed to Security Holders by CapitaLand Limited

Name of Report or Announcement	Date Made Public, Filed or Distributed	Source of Requirement
Announcement by The Ascott Group Limited – "Change in Senior Management"	1 November 2004	For Public Relations Purposes
Announcement by CapitaLand Limited – "Change of Assistant Company Secretary"	1 November 2004	SESTL Listing Manual
Announcement by CapitaLand Limited – "Capital reduction by subsidiary, CapitaLand China Holdings Pte Ltd"	1 November 2004	SESTL Listing Manual
Announcement by CapitaLand Limited – "Acquisition of indirect subsidiary, Ghim Li Property Pte Ltd"	2 November 2004	SESTL Listing Manual
Announcement by CapitaMall Trust Management Limited – "Payment of management fees by way of the units in CapitaMall Trust"	2 November 2004	For Public Relations Purposes
Announcement by CapitaLand Commercial and Integrated Development Limited – "Interest payment relating to Floating Rate Notes Series 002 issued under the S$1 billion Multicurrency Medium Term Note Programme"	3 November 2004	For Public Relations Purposes
Announcement by Australand Property Group – "Allotment of new stapled securities" dated 15 November 2004	16 November 2004	For Public Relations Purposes
Announcement by CapitaMall Trust Management Limited – "Change of company secretary"	17 November 2004	For Public Relations Purposes
Announcement by CapitaCommercial Trust Management Limited – "Change of Company Secretary and Appointment of Assistant Company Secretary"	17 November 2004	For Public Relations Purposes
Announcement by CapitaLand Limited – "Establishment of indirect wholly-owned subsidiary, Capital Retail Project Management Pte. Limited"	22 November 2004	SESTL Listing Manual
Announcement by CapitaLand Limited – "Striking-off of dormant indirect wholly-owned subsidiaries"	26 November 2004	SESTL Listing Manual
Announcement by CapitaLand Limited – "Striking-off of dormant indirect wholly-owned subsidiary, pFission Development Pte Ltd"	26 November 2004	SESTL Listing Manual

Name of Report or Announcement	Date Made Public, Filed or Distributed	Source of Requirement
Announcement by CapitaLand Limited – "Establishment of indirect wholly-owned subsidiary, CapitaLand (HK) Fund Management Limited"	30 November 2004	SESTL Listing Manual
News Release by CapitaLand Limited – "CapitaLand launches its Jellicoe Road condominium, Citylights"	30 November 2004	For Public Relations Purposes

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THE ASCOTT GROUP LIMITED

ANNOUNCEMENT

CHANGE IN SENIOR MANAGEMENT

The Board of Directors of the Company wishes to announce the resignation of Mr Ng Lui Kwang Vincent as Chief Investment Officer of the Company effective from 1 November 2004. The strategic planning and investment functions will continue to be overseen by Mr Chong Kee Hiong, Deputy Chief Executive Officer (Finance & Investment).

By Order of the Board
Shan Tjio
Company Secretary
1 November 2004

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CAPITALAND LIMITED (REGN. NO.: 198900036N)

CHANGE OF ASSISTANT COMPANY SECRETARY

The Board of Directors of CapitaLand Limited wishes to announce the following change with effect from 1 November 2004:

1) Resignation of Ms Jessica Lum May San as Assistant Company Secretary; and

2) Appointment of Ms Ng Chooi Peng as Assistant Company Secretary.

By Order of the Board

Tan Wah Nam
Company Secretary
1 November 2004

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CAPITALAND LIMITED (REGN. NO.: 198900036N)

CAPITAL REDUCTION BY SUBSIDIARY, CAPITALAND CHINA HOLDINGS PTE LTD

The Board of Directors of CapitaLand Limited ("CapitaLand") wishes to announce that the High Court of the Republic of Singapore had on 11 October 2004 confirmed the reduction of the issued and paid-up share capital (the "Capital Reduction") of CapitaLand China Holdings Pte Ltd ("CapitaLand China Holdings"), a company incorporated in Singapore and an indirect wholly-owned subsidiary of CapitaLand. The Capital Reduction is effected through:

(a) the reduction of the issued and paid-up share capital of CapitaLand China Holdings from S$100,173,500 divided into 100,000,000 ordinary shares of S$1 each and 173,500 redeemable preference shares of S$1 each (issued at a premium of S$999 each) to S$53,772,163 divided into 53,698,663 ordinary shares of S$1 each and 73,500 redeemable preference shares of S$1 each, by the cancellation of:

  (i) 46,301,337 of the said ordinary shares constituting part of the total issued and fully paid-up share capital of CapitaLand China Holdings, which has been lost or is unrepresented by available assets of CapitaLand China Holdings; and

  (ii) 100,000 of the said redeemable preference shares constituting part of the total issued and fully paid-up share capital of CapitaLand China Holdings, and the sum of S$100,000 arising from such reduction of the share capital be returned to CapitaLand Residential Limited ("CapitaLand Residential"), the sole holder of all the issued redeemable preference shares in the capital of CapitaLand China Holdings.

(b) Upon paragraph (a) (i) taking effect and to the extent to which such sum arising from the cancellation of the said 46,301,337 ordinary shares is not applied in writing-off the accumulated losses of CapitaLand China Holdings, the balance shall be transferred to a capital reserve which may be capitalised in accordance with the Articles of Association of CapitaLand China Holdings, or applied in writing off any future accumulated losses of CapitaLand China Holdings.

(c) Upon paragraph (a) (ii) taking effect, the sum standing to the credit of the share premium account of CapitaLand China Holdings be reduced by a sum of S$99,900,000, and such reduction be effected by returning to CapitaLand Residential S$999 for each issued redeemable preference share which is cancelled (being the premium paid on each redeemable preference share).

A copy of the Order of Court confirming the Capital Reduction was lodged with the Accounting and Corporate Regulatory Authority on 1 November 2004.

The Capital Reduction is not expected to have a material impact on the net tangible assets or earnings per share of the CapitaLand Group for the financial year ending 31 December 2004.

By Order of the Board

Tan Wah Nam
Company Secretary
1 November 2004

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CAPITALAND LIMITED (REGN. NO.: 198900036N)

ACQUISITION OF INDIRECT SUBSIDIARY, GHIM LI PROPERTY PTE LTD

The Board of Directors of CapitaLand Limited ("CapitaLand") wishes to announce that its indirect wholly-owned subsidiary, CRL Realty Pte Ltd ("CRL Realty") has today signed a Subscription Agreement ("the Agreement") to subscribe for 900,000 ordinary shares of S$1 each, representing a 90% equity stake, in Ghim Li Property Pte Ltd ("the Company") for cash at par (the "Subscription"). The parties to the Agreement were CRL Realty, the Company and Ghim Li Holdings Co. Pte Ltd ("Ghim Li Holdings"). Ghim Li Holdings will on completion, hold the remaining 10% equity stake in the Company.

The Company is a single asset company and owns a 6,519 square metre site ("the Site") located at Kampong Kayu Road in Tanjong Rhu. On 19 January 2004, CapitaLand announced that it entered into a Conditional Put and Call Agreement ("Put and Call") with the Company to acquire the Site for S$51.9 million, subject to the Company satisfactorily fulfilling all conditions precedent which include the conversion of the Site from industrial to residential use, with a fresh 99-year lease tenure and a plot ratio of 2.8. The Company has since obtained the necessary approvals, paid the upgrading and differential premium and is currently waiting for the issuance of the new 99 year lease by the relevant authority.

The Agreement allows CapitaLand and Ghim Li Holdings to jointly develop the Site into a condominium development.

CapitaLand's cost of acquisition for the Company is based on the net tangible asset of the Company, taking into account CapitaLand's proportionate shareholding in the Company and the agreed value of S$51.9 million for the Site.

The Subscription is expected to take place upon completion which will be by end December 2004. Upon completion, the Put and Call will terminate and the Company will become an indirect subsidiary of CapitaLand.

The Subscription is not expected to have any material impact on the net tangible assets or earnings per share of the CapitaLand Group for the financial year ending 31 December 2004.

None of the Directors or controlling shareholders of CapitaLand has any interest, direct or indirect, in the transaction described above.

By Order of the Board

Tan Wah Nam
Company Secretary
2 November 2004

CapitaMall Trust

(Constituted in the Republic of Singapore pursuant to a trust deed dated 29 October 2001 (as amended))

PAYMENT OF MANAGEMENT FEES BY WAY OF THE UNITS IN CAPITAMALL TRUST

The Board of Directors of CapitaMall Trust Management Limited (as the manager of CapitaMall Trust) (the "Company") wishes to announce that the Company has on 2 November 2004 received 758,358 units in CapitaMall Trust ("Units") issued at a price of S$0.96 per Unit for the period from 1 July 2004 to 30 September 2004 and 156,967 Units issued at a price of S$1.6456 per Unit for the period from 2 August 2004 to 30 September 2004, as payment of the performance component of its management fees. This manner of payment of the performance component of the Company's management fees in Units was disclosed in the (1) prospectus dated 28 June 2002 issued in connection with the initial public offering of Units, (2) unitholders' circular dated 13 May 2003 issued in connection with acquisition of IMM Building by CapitaMall Trust and (3) unitholders' circular dated 20 July 2004 issued in connection with the acquisition of Plaza Singapura by CapitaMall Trust. With this payment, the Company holds an aggregate of 6,873,017 Units.

By Order of the Board
CapitaMall Trust Management Limited
(as manager of CapitaMall Trust)

Jessica Lum
Company Secretary
2 November 2004

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CAPITALAND COMMERCIAL AND INTEGRATED DEVELOPMENT LIMITED (FORMERLY KNOWN AS CAPITALAND COMMERCIAL LIMITED) (REGN. No.: 197801869H)

INTEREST PAYMENT RELATING TO FLOATING RATE NOTES SERIES 002 ISSUED UNDER THE S$1 BILLION MULTICURRENCY MEDIUM TERM NOTE PROGRAMME

Pursuant to Rule 747(2) of the Singapore Exchange Securities Trading Limited Listing Manual, CapitaLand Commercial and Integrated Development Limited (formerly known as CapitaLand Commercial Limited) (the "Company") wishes to announce the following interest payment in respect of Floating Rate Notes Series 002 (the "Notes") issued under the Company's Multicurrency Medium Term Note Programme:

Principal Amount of Notes	:	S$30 million
Interest Period	:	From 10 May 2004 to 10 November 2004
Interest Amount	:	S$2,957.89 for the coupon amount of each Note having a principal sum of S$250,000
Payment date	:	10 November 2004
Record date	:	5 p.m. on 3 November 2004
Paying Agent	:	Citicorp Investment Bank (Singapore) Limited 300 Tampines Avenue 5 #07-00 Tampines Junction Singapore 529653

By Order of the Board

Michelle Koh Chai Ping
Company Secretary
3 November 2004

AUSTRALAND AUSTRALAND PROPERTY GROUP

ASX ANNOUNCEMENT

15 November 2004

ALLOTMENT OF NEW STAPLED SECURITIES

Australand Property Group ("Australand") advises that it today allotted 18,345,749 new stapled securities. Of these, 4,420,219 new stapled securities were allotted under Australand's Distribution Reinvestment Plan ("DRP") and 13,925,530 new stapled securities ("Shortfall Securities") were allotted pursuant to a DRP underwriting agreement with Goldman Sachs JBWere dated 30 September 2004.

Australand advises that in relation to the Shortfall Securities:

(a) it has issued the Shortfall Securities without disclosure to investors under Part 6D.2 of the Corporations Act (Cwlth) 2001 (the "Act") and without a Product Disclosure Statement (as that term is defined in the Act) being prepared;

(b) this notification is being given under sub-section 708A(5)(e) and 1012DA(5)(e) of the Act;

(c) Australand as the issuer of the Shortfall Securities is subject to regular reporting and disclosure obligations;

(d) as at the date of this notice, Australand has complied with:

   (i) the provisions of Chapter 2M of the Act as it applies to Australand Holdings Limited or Australand Property Trust; and

   (ii) section 674 of the Act as it applies to Australand Holdings Limited or Australand Property Trust; and

(e) there is no "excluded information" (within the meaning of section 708A(7) and (8) and 1012DA(7) and (8) of the Act) as at the date of this notice.

The Australian Stock Exchange have advised that official quotation will be granted to the new stapled securities as from the commencement of trading on Tuesday 16 November 2004.

For more information contact:

Michael Newsom
General Counsel
Tel: +61 2 9767 2177

or

Phil Mackey
Company Secretary
Tel: +61 2 9767 2182

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CapitaMall Trust

(Constituted in the Republic of Singapore pursuant to a trust deed dated 29 October 2001 (as amended))

CHANGE OF COMPANY SECRETARY

The Board of Directors of CapitaMall Trust Management Limited ("CMTML"), the Manager of CapitaMall Trust, wishes to announce the appointment of Michelle Koh as Company Secretary of CMTML in place of Jessica Lum with effect from 17 November 2004.

By Order of the Board
CapitaMall Trust Management Limited
(as manager of CapitaMall Trust)

Michelle Koh
Company Secretary
17 November 2004

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CAPITACOMMERCIAL TRUST MANAGEMENT LIMITED
(Regn Nos: 200309059W)

ANNOUNCEMENT

CHANGE OF COMPANY SECRETARY AND APPOINTMENT OF ASSISTANT COMPANY SECRETARY

The Board of Directors of CapitaCommercial Trust Management Limited ("CCTML"), the Manager of CapitaCommercial Trust, wishes to announce the appointment of Michelle Koh as Company Secretary of CCTML in place of Jessica Lum and the appointment of Honey Vaswani as Assistant Company Secretary of CCTML both with effect from 17 November 2004.

By Order of the Board
CapitaCommercial Trust Management Limited
(as manager of CapitaCommercial Trust)

Michelle Koh
Company Secretary

17 November 2004

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CAPITALAND LIMITED (REGN. NO.: 198900036N)

ESTABLISHMENT OF INDIRECT WHOLLY-OWNED SUBSIDIARY, CAPITALAND RETAIL PROJECT MANAGEMENT PTE. LIMITED

The Board of Directors of CapitaLand Limited ("CapitaLand") wishes to announce the establishment of the following indirect wholly-owned subsidiary incorporated in Singapore:-

Name	:	CapitaLand Retail Project Management Pte. Limited ("CRPM")
Principal Activity	:	Provision of project management and consultancy services
Authorised Share Capital	:	S$100,000.00 divided into 100,000 ordinary shares of S$1.00 each
Issued and Paid-up Share Capital	:	S$2.00 divided into 2 ordinary shares of S$1.00 each

CRPM is a wholly-owned subsidiary of CapitaLand Retail Limited, itself a wholly-owned subsidiary of CapitaLand.

By Order of the Board

Tan Wah Nam
Company Secretary
22 November 2004

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CAPITALAND LIMITED (REGN. NO.: 198900036N)

STRIKING-OFF OF DORMANT INDIRECT WHOLLY-OWNED SUBSIDIARIES

The Board of Directors of CapitaLand Limited ("CapitaLand") wishes to announce that the following dormant indirect wholly-owned subsidiaries of CapitaLand have, upon their respective applications and as subsequently notified in the Government Gazette notification dated 26 November 2004, been struck off the Register of Companies pursuant to Section 344(4) of the Companies Act, Cap 50, with effect from 22 October 2004:

Blanco Court Pte Ltd
Murray Terrace Pte Ltd
Pidemco Place Pte Ltd
Sultan Centre Pte Ltd

The above striking-off of CapitaLand's subsidiaries does not have any material impact on the net tangible assets or earnings per share of the CapitaLand Group for the current financial year ending 31 December 2004.

By Order of the Board

Tan Wah Nam
Company Secretary
26 November 2004

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CAPITALAND LIMITED (REGN. NO.: 198900036N)

STRIKING-OFF OF DORMANT INDIRECT WHOLLY-OWNED SUBSIDIARY, PFISSION DEVELOPMENT PTE LTD

The Board of Directors of CapitaLand Limited ("CapitaLand") wishes to announce that its dormant indirect wholly-owned subsidiary, pFission Development Pte Ltd ("pFission Development"), had upon its application and as subsequently notified in the Government Gazette notification dated 26 November 2004, been struck off the Register of Companies pursuant to Section 344(4) of the Companies Act, Cap. 50, with effect from 6 November 2004.

The above striking-off of pFission Development does not have any material impact on the net tangible assets or earnings per share of the CapitaLand Group for the current financial year ending 31 December 2004.

By Order of the Board

Tan Wah Nam
Company Secretary
26 November 2004

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CAPITALAND LIMITED (REGN. NO.: 198900036N)

ESTABLISHMENT OF INDIRECT WHOLLY-OWNED SUBSIDIARY, CAPITALAND (HK) FUND MANAGEMENT LIMITED

The Board of Directors of CapitaLand Limited ("CapitaLand") wishes to announce the establishment of the following indirect wholly-owned subsidiary incorporated in Hong Kong:

Name	:	CapitaLand (HK) Fund Management Limited ("CL HK Fund Mgt")
Principal Activity	:	Provision of consultancy and management services
Authorised Share Capital	:	HK$10,000 divided into 10,000 ordinary shares of HK$1 each
Issued and Paid-Up Share Capital	:	HK$1 comprising 1 ordinary share of HK$1

CL HK Fund Mgt is a wholly-owned subsidiary of CapitaLand RECM Pte Ltd, itself an indirect wholly-owned subsidiary of CapitaLand.

By Order of the Board

Tan Wah Nam
Company Secretary
30 November 2004

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CapitaLand

For immediate release
30 November 2004

CapitaLand launches its Jellicoe Road condominium, Citylights
Features include sky terraces, unobstructed views for most units

Singapore, 30 November 2004 – CapitaLand will launch its 99-year leasehold condominium at Jellicoe Road, next to the Lavender MRT station, this Saturday, 4 December 2004. Called Citylights, the 42-storey condominium with 600 units is priced at an average of S$590 per square foot. Situated at the edge of the Central Business District, Citylights is targeted at the young, trendy and well-travelled homebuyers who embrace city living. For the first phase, 168 units will be released.

Mr Liew Mun Leong, President & CEO of CapitaLand Group, said: "Citylights is an innovative urban revitalisation effort for the Victoria Street/Kallang area. Standing at about 140 metres tall, the condominium will be the tallest residential development in the vicinity. Its elegant architecture plays an important role in shaping the urban landscape and enriching the character of the vicinity."

Ms Patricia Chia, CEO of CapitaLand Residential Singapore, said: "Citylights is a unique development where most units enjoy unobstructed views of the Tanjong Rhu/Kallang Basin skyline in the day, and sparkling city lights in the night. The condominium has a total of four towers with a contemporary façade and a row of prewar art-deco shophouses that are being conserved as premium heritage townhouses. This creates an interesting dialogue between the past and the future, adding to the rich and diverse nature of the living environment."

Citylights is an interpretation of contemporary urban living in Singapore. It stands out against the backdrop of a vibrant neighbourhood comprising a mix of residential estates, cafes and eateries. Quaint shophouses serving international and local cuisine, neighbourhood specialty stores and bakeries, street bazaars and trendy boutiques are some of the discoveries to be made as one steps out of Citylights.

Within this locality is also an area bustling with arts, sports, cultural and academic activities. Nearby arts and education institutions include the Nanyang Academy of Fine Arts, Singapore Management University, The National Library, the Kallang Sea Sports Club and the National Stadium. It is also minutes away from the Central Business District and the vibrant Orchard Road shopping and entertainment belt.

Each apartment in Citylights is designed for comfort, while maximising the internal living space. Full-height windows allow residents to enjoy the surrounding scenic skyline. Buyers have a choice of various unit types. A one-bedroom apartment that is 560 square feet is attractively priced from S$350,000. The three penthouses, which have four bedrooms each, are priced from S$1.7 million. Each penthouse is about 3,600 square feet in size. There are also 10 Heritage Townhouses ranging from 3,000 to 3,500 square feet.

A recreation sky terrace with fitness facilities, jacuzzi, reading and yoga corners, straddles across three of the four towers. Located on the 24th floor, the sky terrace will also serve as a link bridge across the towers. In addition, the condominium

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also offers a full range of recreational facilities, from swimming pool, tennis courts, to a clubhouse with gymnasium, and more.

Temporary Occupation Permit for Citylights is expected to be obtained by 2008.

About CapitaLand Limited

CapitaLand is one of the largest listed property companies in Asia. Headquartered in Singapore, the multinational company's core businesses in property, hospitality, property services and real estate financial services are focused in key cities in Asia, Australia, Europe and the Americas.

The company's property and hospitality portfolio spans more than 75 cities around the world. CapitaLand also leverages on its significant real estate asset base and market knowledge to develop fee-based products and services in Singapore and the region.

The listed subsidiaries and associates of CapitaLand include Raffles Holdings, The Ascott Group, CapitaMall Trust, CapitaCommercial Trust and Australand Property Group, which is listed both in Singapore and Australia.

Kindly visit www.capitaland.com for more details.

Issued by: **CapitaLand Limited**
Date: **30 November 2004**

For more information, please contact:

Analyst contact:

Harold Woo
Investor Relations
Tel: +65 6823 3210
Email: harold.woo@capitaland.com.sg

Media contact:

Nicole Neo
Communications
Tel: +65 6823 3218
Email: nicole.neo@capitaland.com.sg